SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                                ----------------

      INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),
          (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. 2)*

                            Playboy Enterprises, Inc.
                                (Name of Issuer)

                      Common Stock, Class A $.01 par value
                         (Title of Class of Securities)

                                    728117201
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 728117201                13G/A                          PAGE 2 OF 7

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     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 John A. Levin & Co., Inc.
                 13-3134273
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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
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     (3)    SEC USE ONLY

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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER
                    337,800
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    53,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    337,800
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    53,500
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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               391,300
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    (10)    CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES                         [ ]
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    (11)    PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
               8.04%
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    (12)    TYPE OF REPORTING PERSON
               IA
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CUSIP No. 728117201                13G/A                          PAGE 3 OF 7


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     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 BKF Capital Group, Inc.
                 36-0767530
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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    337,800
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    53,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    337,800
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    53,500
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               391,300
-----------------------------------------------------------------------------
    (10)    CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES                         [ ]
-----------------------------------------------------------------------------
    (11)    PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
               8.04%
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    (12)    TYPE OF REPORTING PERSON
               HC
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CUSIP No. 728117201                13G/A                          PAGE 4 OF 7

This is Amendment No. 2 to the Schedule 13G of John A. Levin & Co., Inc. and BKF Capital Group, Inc., with respect to the Common Stock, $.01 par value (the "Common Stock"), of Playboy Enterprises, Inc. (the "Company"). The Schedule 13G/A is hereby amended and restated in its entirety as follows:

ITEM 1(a).  NAME OF ISSUER:
            Playboy Enterprises, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            680 North Lake Shore Drive, Chicago, IL 60611

ITEM 2(a).  NAME OF PERSON FILING:
             John A. Levin & Co., Inc.  ("Levin & Co.")
             BKF Capital Group, Inc.    ("BKF")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
             John A. Levin & Co., Inc.         BKF Capital Group, Inc.
             One Rockefeller Plaza             One Rockefeller Plaza
             New York, New York  10020         New York, New York  10020

ITEM 2(c).  CITIZENSHIP:
             Levin & Co. and BKF are each corporations organized under the laws of the State of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
             Common Stock, Class A $.01 par value.

ITEM 2(e).  CUSIP NUMBER:
             728117201

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940
          (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

CUSIP No. 728117201                13G/A                          PAGE 5 OF 7


          (g) [x] Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G);
          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS
BOX. [ ]

ITEM 4.   OWNERSHIP.
             (a) Amount Beneficially Owned:
                   391,300

             (b) Percentage of Class:
                 8.04% (based on the 4,864,102 shares of Common Stock, Class A reported to be outstanding as of October 31, 2004 as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2004).

             (c) Number of shares as to which such person has:
                 (i)  sole power to vote or to direct the vote:
                      337,800

                 (ii) shared power to vote or to direct the vote:
                      53,500

                 (iii)sole power to dispose or to direct the disposition of:
                      337,800

                 (iv) shared power to dispose or to direct the disposition of:
                      53,500

          Levin & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. BKF is the sole shareholder of Levin Management Co., Inc., a Delaware corporation which is the sole shareholder of Levin & Co. BKF, therefore, may be deemed the beneficial owner of the shares of Common Stock held by Levin & Co.

CUSIP No. 728117201                13G/A                          PAGE 6 OF 7

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. This Schedule 13G/A is filed by Levin & Co. and BKF with respect to Common Stock purchased by Levin & Co. on behalf of Levin & Co.'s investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

CUSIP No. 728117201                13G/A                          PAGE 7 OF 7

ITEM 10.    CERTIFICATION. (if filing pursuant to Rule 13d-1(b)
            By signing below, Levin & Co. and BKF certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2005
                                JOHN A. LEVIN & CO., INC.

                                /s/ Norris Nissim
                                ---------------------------
                                Norris Nissim
                                Vice President and General Counsel

                                BKF Capital Group, Inc.

                                /s/ Norris Nissim
                                ---------------------------
                                Norris Nissim
                                Vice President and General Counsel